Exhibit 99.5

TOTAL
2, place Jean Millier
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel.: + 33 (0) 1 47 44 37 76
Paul FLOREN
Tel.: + 33 (0) 1 47 44 45 91
Christine de CHAMPEAUX
Tel.: + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tel.: + 33 (0) 1 47 44 70 62
Michaël CROCHET-VOUREY
Tel.: + 33 (0) 1 47 44 81 33
Sandra DANTE
Tel.: + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel.: + 33 (0) 1 47 44 47 05
Alain LIGAIRE
Tel.: + 33 (0) 1 47 44 81 48
Elisabeth de REALS
Tel.: + 33 (0) 1 47 44 51 55
Phénélope SEMAVOINE
Tel.: + 33 (0) 1 47 44 76 29
Lisa WYLER
Tel.: + 33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 929 520 185 euros
542 051 180 R.C.S. Nanterre
www.total.com
Qatargas 2 project inaugurated today
Paris, April 6, 2009 — Total today announces the inauguration of Qatargas 2, a liquefied natural gas (LNG) venture, composed of two trains of 7.8 million tons per year (Mt/y) each and for which Total holds a 16.7% interest in the second train, alongside the state-owned company Qatar Petroleum (65%) and ExxonMobil (18.3%).
Total is also a shareholder in the South Hook Terminal in Wales (Total, 8.35%), the largest in Europe allowing the import and regasification of LNG. With a capacity of 15.6 Mt/y, it will receive LNG from the Qatargas 2 Project.
Attending the inauguration, Yves-Louis Darricarrère, President Exploration and Production declared: “Total is pleased to pursue its partnership with Qatar, that has been strategic for decades. By taking part to this project, which is making history both by its size and technology, Total is continuing its development in the LNG industry alongside Qatar Petroleum and now looks forward to the start up of the second train of Qatargas 2 later this year.”
Total is already a partner in the Qatargas 1 liquefaction plant which started production in 1996.
Total in Qatar
Total has been present in Qatar since 1936 and holds interests in the Al Khalij field, the North field, the Dolphin venture, the Qatargas 1 liquefaction plant and the second train of Qatargas 2. The Group’s production in Qatar (including its share in the production of equity affiliates) averaged 121,000 barrels of oil equivalent per day in 2008. Total is also a partner in the Ras Laffan refinery and in the Qapco and Qatofin petrochemical plants and projects.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas & power and trading. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com